ISSUER
Howard Bancorp, Inc. (HBMD)
20-3735949
001-35489

6011 University Blvd. Suite 370
Ellicott City, MD 21043
410-750-0020

ACCOUNT
Andrew E. Clark
Director
885 Hoods Mill Road
Cooksville, MD 21723

SECURITY
Common Stock
Dixon Ulmer
Wells Fargo Advisors, LLC
10490 Little Patuxent Pkwy Suite 500
Columbia, MD 21044

15,944
$214,319
6,988,180
10/26/16
NASDAQ

SECURITIES TO BE SOLD
Common Stock
Acquired on various dates prior to 10/26/16
Director Compensation
HBMD
492
10/26/16 and prior
Shares granted under Director Compensation Program

Common Stock
Acquired on various dates prior to 07/23/12
Purchased in Company offerings and through stock options
HBMD
15,452
07/23/12 and prior